Cardiol Therapeutics Reports Results of

2025 Annual General Meeting of Shareholders

Toronto, ON - May 29, 2025 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, announces the results from its Annual General Meeting of Shareholders (the "AGM") held virtually via live audio webcast on May 28, 2025. Shareholders voted overwhelmingly in favour of all Management resolutions proposed in the Company's Management Information Circular dated April 10, 2025.

Resolutions proposed and approved at the AGM were:

  The election of the following directors for the ensuing year: Jennifer Chao, David Elsley, Dr. Timothy Garnett, Teri Loxam, Peter Pekos, Colin Stott, Dr. Guillermo Torre-Amione, and Chris Waddick.
  The appointment of BDO Canada LLP as auditors of the Company for the next current fiscal year and the authorization of the Directors of the Company to fix the remuneration to be paid to the auditors.

"We are pleased to welcome Dr. Garnett as a new member of our Board of Directors," stated Guillermo Torre-Amione, M.D., Ph.D., Chair of Cardiol Therapeutics. "Tim is a talented and well-respected leader who brings decades of drug development expertise and commercial insight, all with a patient-centered focus. He will be a valuable addition to our Board and instrumental in guiding the strategic priorities of our leadership team. His appointment comes at an important time in Cardiol's growth as we advance our pivotal Phase III MAVERIC trial of CardiolRx™ in recurrent pericarditis and prepare for database lock, analysis, and reporting top-line results from our Phase II ARCHER trial of CardiolRx™ in acute myocarditis."

Dr. Garnett is a distinguished pharmaceutical industry executive with over 30 years' experience, including two decades at Eli Lilly and Company, where he served as Chief Medical Officer from 2008 until his retirement in 2021. During his tenure at Eli Lilly, he led the successful development of therapeutics in women's health, endocrinology, and neuroscience, resulting in multiple global commercial launches. Dr. Garnett has played a key role in the successful development of numerous drugs across both early- and late-stage clinical development. He has broad experience leading clinical development, portfolio management, medical affairs, regulatory strategy, and safety functional areas, and has a strategic understanding of the evolving metabolic therapy landscape.

Dr. Garnett currently serves as Chair of Ophirex and a Director of MapLight Therapeutics. In addition, he is a member of the Advisory Panel of Cambridge Innovation Capital and an equity partner at Recode Health Ventures LLC. Dr. Garnett holds a Bachelor of Medicine and Bachelor of Surgery (MBBS) from St. George's, University of London. He is a Fellow of both the Faculty of Pharmaceutical Medicine (FFPM), and the Royal College of Obstetricians and Gynaecologists (FRCOG).

Cardiol Therapeutics would like to take this opportunity to thank Michael Willner for his service as a Board member since September 2021 and for his valuable contributions to the Company's development. Mr. Willner has agreed to continue to assist the Company in an advisory capacity.

The results of the voting on the election of Directors are as follows:

Nominees	Number of Shares For	Percentage of Votes Cast
Jennifer Chao	18,720,726	92.94%
David Elsley	20,025,229	99.41%
Dr. Timothy Garnett	19,985,262	99.22%
Teri Loxam	19,960,519	99.09%
Peter Pekos	18,738,919	93.03%
Colin Stott	19,985,136	99.21%
Dr. Guillermo Torre-Amione	18,806,902	93.37%
Chris Waddick	20,002,899	99.30%

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Company's lead small molecule drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

Cardiol has received Investigational New Drug Application authorization from the United States Food and Drug Administration ("US FDA") to conduct clinical studies to evaluate the efficacy and safety of CardiolRx™ in two diseases affecting the heart: recurrent pericarditis and acute myocarditis. The MAVERIC Program in recurrent pericarditis, an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations, comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing Phase III MAVERIC trial (NCT06708299). The ongoing ARCHER trial (NCT05180240) is a Phase II study in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age. The US FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, which includes recurrent pericarditis.

Cardiol is also developing CRD-38, a novel subcutaneously administered drug formulation intended for use in heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx, the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation of cannabidiol intended for use in heart failure, and the Company's preparation for data base lock, analysis, and reporting of top-line results from its Phase II ARCHER trial of CardiolRx™ in acute myocarditis. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2025, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com